PRESS RELEASE

Globex Mining Enterprises Inc.

Ref.: File no. 82-4025

"At Home in North America"

GLOBEX

17,497,674 shares issued and outstanding

RECEIVED

2007 OCT 15 P 4:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 21, 2007

SUPPL

GLOBEX TO START DRILLING AT NORMÉTAL

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX - Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** is pleased to inform shareholders that a drill has been moved onto the Normetal zinc, copper, gold and silver property 80km north of Rouyn-Noranda, Quebec.

It is expected that drilling will commence within 1 to 2 days on an initial 18 hole, 8,000 meter program within the upper 610 meters of the 2,500 meter deep orebody. Should the initial program be successful, Globex intends to continue drilling the orebody using the $4 million of exploration funds recently raised via a private placement.

Globex would like to express our gratitude to the people of the town of Normétal and the Town Council who have been most welcoming of our efforts to revive the Normétal Mine, formerly one of Quebec's largest copper, zinc, gold and silver producers.

For further information regarding the Normétal Property, please refer to Globex's July 26, 2007 press release available on our website, www.globexmining.com.

PROCESSED

OCT 19 2007

THOMSON FINANCIAL

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

END

We Seek Safe Harbour.

07027237

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

dlw 10/16

Forward Looking Statements
Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.